# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPI COMPOSITES, INC, CIK 0001455684
CUSIP: 87266J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8501 N SCOTTSDALE ROAD, GAINEY CENTER II, SUITE 100, SCOTTSDALE, Arizona (AZ), 85253
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-24-000513
Filed by CIK 0001598371

## Reporting persons
- James O. Shaver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 950,000; shared voting power 0; sole dispositive power 950,000; shared dispositive power 0; aggregate amount beneficially owned 950,000 (2% of the class)
  Comment: Includes shares owned jointly with the Reporting Person's spouse.

## Item 1. Issuer
Name of issuer: TPI COMPOSITES, INC
Address of issuer's principal executive offices: 8501 N SCOTTSDALE ROAD, GAINEY CENTER II, SUITE 100, SCOTTSDALE, Arizona, 85253

## Item 2. Person Filing
Name of person filing: James O. Shaver
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 10 East 53rd Street, 19th Floor, New York, NY 10022
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on December 31, 2024, the Reporting Person beneficially owned 950,000 shares of Common Stock.
Percent of class: As of the close of business on December 31, 2024, the Reporting Person beneficially owned approximately 2% of the outstanding shares of the Issuer's Common Stock, which percentage was calculated based on 47,562,684 shares of the Issuer's Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Sole power to vote or to direct the vote: See Cover Page Items 5-9.
Shared power to vote or to direct the vote: See Cover Page Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Page Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Page Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- James O. Shaver: /s/ James O. Shaver, James O. Shaver (02/14/2025)